Revere Sector Opportunity ETF 485BPOS

Exhibit 99.(p)(xiii)

Item 11. Code of Ethics, Participation or Interest in Client Transactions and Personal Trading

The Adviser has adopted a Code of Ethics (the “Code”) that obligates the Adviser and its related persons to put the interests of the Adviser’s clients before their own interests and to act honestly and fairly in all respects in their dealings with clients. All of the Adviser’s personnel are also required to comply with applicable Federal and State securities laws. Clients or prospective clients may obtain a copy of the Code by contacting Charles Slavinsky (Chief Compliance Officer) by email at cslavinsky@reveresecurities.com, or by telephone at 561-910-0843. See below for further provisions of the Code as they relate to the pre-clearing and reporting of securities transactions by related persons.

The Adviser, in the course of its investment management and other activities (e,g„ board or creditor committee service), may come into possession of confidential or material nonpublic information about issuers, including issuers in which the Adviser or its related persons have invested or seek to invest on behalf of clients. The Adviser is prohibited from improperly disclosing or using such information for its own benefit or for the benefit of any other person, regardless of whether such other person is a client. The Adviser maintains and enforces written policies and procedures that prohibit the communication of such information to persons who do not have a legitimate need to know such information and to assure that the Adviser is meeting its obligations to clients and remains in compliance with applicable law. In certain circumstances, the Adviser may possess certain confidential or material, nonpublic information that, if disclosed, might be material to a decision to buy, sell or hold a security, but the Adviser will be prohibited from communicating such information to the client or using such information for the client’s benefit. In such circumstances, the Adviser will have no responsibility or liability to the client for not disclosing such information to the client (or the fact that the Adviser possesses such information), or not using such information for the client’s benefit, as a result of following the Adviser’s policies and procedures designed to provide reasonable assurances that it is complying with applicable law.

The Adviser related persons may invests in the same securities (or related securities, e.g., warrants, options or futures) that the Adviser or a related person recommends to clients. Such practices present a conflict where, because of the information an Adviser has, the Adviser or its related person are in a position to trade in a manner that could adversely affect clients (e.g., place their own trades before or after client trades are executed in order to benefit from any price movements due to the clients’ trades). In addition to affecting the Adviser’s or its related person’s objectivity, these practices by the Adviser or its related persons may also harm clients by adversely affecting the price at which the clients’ trades are executed. In an effort to minimize such conflicts the Adviser’s code prohibits the Adviser’s related persons from executing personal securities transactions of any kind in any securities on a restricted securities list maintained by the Chief Compliance Officer. All of the Adviser’s related persons are also required to disclose their securities transactions on a monthly basis and holdings on a monthly basis. All of the Adviser’s related persons are also required to provide broker confirmations of each transaction in which they engage. Trading in employee accounts will be reviewed by the Chief Compliance Officer and compared with transactions for the client accounts and reviewed against the restricted securities list.

The adviser’s related persons may not recommend securities to clients at or about the same time that such related persons buy or sell the same securities for their own account.